

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

James Herzog
Senior Executive Vice President and Chief Financial Officer
Comerica Inc.
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

> **Re: Comerica Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2023**
> **Filed July 26, 2023**
> **File No. 001-10706**

Dear James Herzog:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance